UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

September 21, 2005

Eduardo Pawluszek
Chief Financial Officer
Gas Transporter of the South
Don Bosco 3672
5th Floor
C1206ABF Buenos Aires, Argentina

	Re: 	Gas Transporter of the South
		Form 20-F for the Fiscal Year Ended December 31, 2004 Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March
31,
2005
		File No.  1-13396

Dear Mr. Pawluszek,

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Item 18.  Financial Statements, page F-1

Note 3.  Consolidated Business Segment Information, page F-12

1. In future filings, please disclose in the note reconciling differences between US GAAP and Argentinean GAAP interest revenue and interest expense for each reportable segment as required by paragraph
27 (c) and (d) of FAS 131 for the periods presented.

Note 12.  Differences Between Argentine GAAP and US GAAP, page F-
24

2. Please tell us how interest costs qualify for capitalization in accordance with paragraphs 9 and 10 of FAS 34. In addition, please include the disclosure requirements of paragraph 21 (a) and (b) of FAS 34 in future filings.

3. It appears that you carry investment securities that fall under the scope of Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") under U.S. GAAP. In future filings, for each investment type, please disclose if these investments are held-to-maturity, trading, or available-for-sale, if there is a difference in the way you account for these investments under Argentine GAAP as compared to
US GAAP, and make all the necessary disclosures as required by paragraph 19 of FAS 115.

4. In future filings, please present a statement of comprehensive income for all periods presented.

5. Please tell us how you considered Statement of Financial
Accounting Standards No. 71, "Accounting for the Effects of
Certain
Types of Regulation" ("SFAS 71") regarding your regulated gas transportation and distribution operations. Specifically refer to each of the criterion in paragraph 5 (a) - (c).

6. U.S. GAAP requires separate presentation of shareholders` equity components on the face of the balance sheet. Please include the following as a reconciling item in future filings:
* For each class of common shares state the number of shares issued or outstanding, as appropriate, and the dollar amount thereof; See Rule 5-02.30 of Regulation S-X;
* For other shareholders` equity items, separate captions shall be shown for: (1) additional paid in capital, (2) other additional capital, and (3) retained earnings. See Rule 5-02.31 of Regulation
S-X.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
??

??

??

??

Mr. Eduardo Pawluszek
Gas Transporter of the South
September 21, 2005
Page 3 of 3


3